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Exhibit 23.3

KBW, Inc.
787 Seventh Avenue
New York, New York 10019

Attn:    Board of Directors

To the Board of Directors:

        I, Daniel M. Healy, hereby consent to my appointment as Director of KBW, Inc. (the "Company"), effective immediately prior to the consummation of the initial public offering of the common stock, par value $0.01 per share, of the Company, and to being named as a person about to become a Director of the Company in the registration statement on Form S-1 of the Company to be filed on or about the date written below.

/s/ Daniel M. Healy By: Daniel M. Healy Dated: October 23, 2006

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  Exhibit 23.3